PATRICK A. BURROW
Executive Vice President,
General Counsel and Secretary

August 9, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simmons First National Corporation
Amendment No. 3 to Registration Statement on Form S-4
File No. 333-212453

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Simmons First National Corporation (the “Company”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-212453), so that the Registration Statement will become effective at 12:00 p.m. Eastern Time on Wednesday, August 10, 2016 or as soon as practicable thereafter.

Pursuant to this request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

425 W. Capitol Avenue, 14th Floor     Little Rock, AR 72201     501.558.3160     simmonsfirst.com

August 9, 2016

Should you have any questions or comments regarding the foregoing, please call either (i) Patrick A. Burrow, Executive Vice President, General Counsel and Secretary of the Company at (501) 558-3160 or (ii) Frank M. Conner III at (202) 662-5986 or Michael P. Reed at (202) 662-5988 of Covington & Burling LLP, counsel to the Company.

Sincerely,

SIMMONS FIRST NATIONAL CORPORATION

By:	/s/ Patrick A. Burrow
Patrick A. Burrow
Executive Vice President, General Counsel and Secretary